# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### February 12, 2026

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### 5&2 Studios, Inc.

### File No. 005-95410 - CTR#10723

---

5&2 Studios, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit (c)(ii) to a Schedule 13E-3 filed on December 31, 2025.

Based on representations by 5&2 Studios, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibit (c)(ii)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance